Via EDGAR System

May 25, 2012

Mr. Kevin Woody

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	Healthcare Services Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 000-12015
April 17, 2012 Comments

Dear Mr. Woody:

On behalf of Healthcare Services Group, Inc. (the “Company”), this responds to your letter dated April 17, 2012 with respect to your review of certain items in our Form 10-K for the year ended December 31, 2011. For ease of reference, the numbered paragraphs below corresponds to the numbered comments in your letter, with your comments presented in bold followed by the related responses.

Form 10-K for the year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operation.

Critical Accounting Estimates

Accrued Insurance Claims, page 31

1.	In future filings, please disclose a roll forward of your insurance claims for each year presented. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made. Please provide an example of the disclosure you intend to include in future filings.

RESPONSE:

The Company advises the Staff that we will provide the following disclosure in future Form 10-K filings beginning with the year ended December 31, 2012 with regard to our insurance claims.

“We currently have a Paid Loss Retrospective Insurance Plan for general liability and workers’ compensation insurance, which comprise approximately XX% of our liabilities at December 31, 2012. Our accounting for this plan is affected by various uncertainties because we must make assumptions and apply judgment to estimate the ultimate cost to settle reported claims and claims incurred but not reported as of the balance sheet date. We address these uncertainties by regularly evaluating our claims’ pay-out experience, present value factor and other factors related to the nature of specific claims in arriving at the basis for our accrued insurance claims estimate. Our evaluations are based primarily on current information derived from reviewing our claims experience and industry trends. In the event that our claims experience and/or industry trends result in an unfavorable change resulting from, among other factors, the severity levels of reported claims and medical cost inflation, as compared to historical claim trends, it would have an adverse effect on our results of operations and financial condition. Predetermined loss limits are arranged with an insurance company to limit both our per-occurrence cash outlay and annual insurance plan cost. A summary of the changes in our self-insurance liability is as follows:

Years Ended December 31
	2012			2011			2010
Workers’ compensation claims liabilities at January 1,	$	XX,XXX,XXX		$	XX,XXX,XXX		$	XX,XXX,XXX
Claim payments		(XX,XXX,XXX	)		(XX,XXX,XXX	)		(XX,XXX,XXX	)
Reserve accruals		XX,XXX,XXX			XX,XXX,XXX			XX,XXX,XXX

Workers’ compensation claims liabilities at December 31,	$	XX,XXX,XXX		$	XX,XXX,XXX		$	XX,XXX,XXX

For workers’ compensation, we record a reserve based on the present value of estimated future cost of claims and related expenses that have been reported but not settled, including an estimate of claims incurred but not reported that are developed as a result of a review of our historical data and open claims. The present value of the payout is determined by applying an 8% discount factor against the estimated value of the claims over the estimated remaining pay-out period. Reducing the discount factor by 1% would reduce net income by approximately $XXX,XXX. Additionally, reducing the estimated payout period by six months would result in an approximate $XXX,XXX reduction in net income.”

Liquidity and Capital Resources Financing Activities, page 33

2.	We note that dividends paid during the current year exceeded cash flows provided by operating activities. Please tell us the sources of cash used to fund dividend payments in excess of cash flows provided by operating activities. Additionally, please revise your liquidity discussion to include this information in future filing.

RESPONSE:

The Company advises the Staff that the dividends paid in excess of cash flows were funded by the existing cash, cash equivalents and marketable securities held by the Company. At December 31, 2011 and March 31, 2012, we had $69,976,000 and $69,606,000, respectively, in cash, cash equivalents and marketable securities. In future Securities Exchange Act of 1934 (“Exchange Act”) periodic reports, to the extent that dividends paid exceed cash flows from operations, the Company will expand its liquidity disclosure to discuss the sources of cash used for the dividend payments and the risk that such payment may not be sustainable in future periods, as applicable.

Item 8. Financial Statements and Supplementary Data

Note 1 – Summary of Significant Accounting Policies, page 46

3.	Please tell us how you have met the disclosure requirements of ASC Topic 310-10-50-2 and ASC Topic 310-10-50-6.

RESPONSE:

The Company advises the Staff that the summary of significant accounting policies, in accordance with ASC 310-10-50-2, includes the following disclosure related to the fair value of financial instruments, “accounts and notes receivables are financial instruments recorded at fair value; and certain notes that either do not bear interest or are at a below market rates are discounted at their present value”. The summary of significant accounting policies does not include the method of recognizing interest income on notes receivables as this is not viewed as a significant accounting policy. The method of recognizing interest income is disclosed within Note 5 – Allowance for Doubtful Accounts within the Form 10-K for the period ended December 31, 2011. At December 31, 2011 and 2010, notes receivables represented less than 3.5% of our total assets. Account receivables are recorded at fair value and are recorded as current assets, and our accounts receivables do not bear interest.

With respect to ASC 310-10-50-6, the policy of placing notes receivables on nonaccrual status and the policy for recording payments on such notes are not disclosed within the summary of significant accounting policies as the Company has determined it is not a significant accounting policy. The disclosure is included within Note 5 – Allowance for Doubtful Accounts within the Form 10-K for the period ended December 31, 2011. ASC 310-10-50-6 requires disclosures of the policies for charging off of our notes receivables and determining past due or delinquency status. As noted, the Company has determined that these are not significant accounting policies with regard to our notes receivable due to their lack of materiality, but the significant accounting policies include disclosure of the use of estimates, including our allowance for doubtful accounts. The disclosure indicated that these estimates “are based upon various factors including current and historical trends, as well as other pertinent and regulatory authority information”. These factors are the critical factors that management utilizes in determining past due amounts and associated reserves against these amounts. The disclosure of these factors is further detailed in Item 7. Management’s Discussion and Analysis of Financial Condition and Operations and Note 5 – Allowance for Doubtful Accounts.

Note 5 – Allowance for Doubtful Accounts, page 56

4.	Please provide us with a schedule of accounts and notes receivable by major category and revise your financial statements to include this information. Reference is made to ASC Topic 310-10-50-3.

RESPONSE:

The Company advises the Staff that we have not presented the categories of accounts and notes receivables separately in the balance sheet or the notes to the financial statements in the Form 10-K for the year ending December 31, 2011 due to the lack of materiality of the notes receivable. The Company has provided separate disclosure of notes receivable that are long-term in nature within its financial statements. The Company has not provided separate disclosure of the current amount of notes receivable, as such amounts represented less than 5% of the total current amounts of accounts and notes receivable less the allowance for doubtful accounts and less than 3.5% of total assets for both the period ending December 31, 2011 and 2010. The following table provides the detail of accounts receivable and the current portion of notes receivable.

	December 31,
	2011	2010
Accounts receivable	$128,975,000	$107,350,000
Notes receivable, current	6,275,000	5,145,000

Accounts and notes receivable, current	135,250,000	112,495,000
Less: Allowance for doubtful accounts	(4,506,000)	(4,069,000)

Accounts and notes receivable, current, net	$130,744,000	$108,426,000

The Company advises the Staff that to the extent accounts and notes receivable become material in relation to the total assets of the Company, the Company’s financial statements will include a schedule of accounts and notes receivable by major category.

5.	Please tell us how you have met all of the disclosure requirements of ASU 2010-20 specifically disclosures related to the allowance for credit losses related to loans and disclosures related to impaired loans.

RESPONSE:

The Company advises the Staff that the Company’s note receivables are primarily converted accounts receivables that have been extended over a certain period for certain customers. As such, the Company evaluates the determination of an allowance for doubtful accounts using the same criteria for both accounts and notes receivables. As discussed within ASU 2010-20 and ASC Topic 310-10-50, the Company has addressed the following disclosure requirements.

The disclosure requirements related to the Accounting Policies for Loans and Trade Receivables; and Nonaccrual and Past Due Notes and Trade Receivables were discussed previously in the response to the Staff’s comment (refer to question #3) regarding the disclosure requirements of ASC Topic 310-10-50-2 and 310-10-50-6.

The Company’s accounts and notes receivables do not serve as collateral for borrowing. Accordingly, the Company believes that no disclosure is required.

The disclosure requirements for Allowance for Credit Losses Related to Loans as set forth in ASC Topic 310-10-50-11B specifically excludes trade accounts receivables that have a contractual maturity of one year or less and arose from the sale of goods or services as detailed in ASC 310-10-50-7B. The Company’s trade accounts receivables meet both criteria, and are excluded from this disclosure requirement. The Company advises that the notes receivable and their related allowance subject to these disclosure requirements represent less than 3.5% of our total assets at December 31, 2011 and 2010 and are not material to our financial position for the periods ended December 31, 2011 and 2010. Although, the Company does not believe our notes receivable are material, the Company has provided the following disclosures within Note 5 – Allowance for Doubtful Accounts in the Company’s 2011 Form 10-K in accordance with ASC 310-10-50-11B.

•

The Company disclosed that in making our credit evaluation, an ongoing credit evaluation is performed on an individual customer account basis and the general collection risk associated with trends in the long-term care industry is considered. The credit evaluation includes an assessment of our clients’ accounts and notes receivable as we view the combined balances as one portfolio segment.

•

The Company evaluates notes receivable for impairment quarterly and this evaluation is performed on each individual client. Notes receivable considered impaired are generally attributable to clients that are either in bankruptcy, subject to collection activity or those slow payers that are experiencing financial difficulties. In the event that our evaluation results in a determination that a note receivable is impaired, it is valued at the present value of expected cash flows or market value of related collateral.

•

The Company provides a roll-forward of the reserve for impaired notes receivable for 2011, 2010 and 2009. The roll forward includes the balances at the beginning of the year plus the additions and less the deductions to arrive at the balance at the end of the year.

•	The Company has not entered into any transactions that have involved the purchases or sales of notes receivables.

As noted above, we have provided the following disclosures of impaired loans within Note 5 – Allowance for Doubtful Accounts in the Company’s 2011 Form 10-K in accordance with ASC 310-10-50-15.

•

The Company provides a roll-forward of impaired notes receivable for 2011, 2010 and 2009. The roll forward includes the balances at the beginning of the year plus the additions and less the deductions to arrive at the balance at the end of the year, as well as the average outstanding balance.

•

For impaired notes receivable, interest income is recognized on a cost recovery basis only. As a result, no interest income was recognized on impaired notes receivable. The Company follows an income recognition policy on all other notes receivable that does not recognize interest income until cash payments are received.

•

The Company evaluates notes receivable for impairment quarterly and on an individual client basis. An ongoing credit evaluation is performed on an individual customer account basis and the general collection risk associated with trends in the long-term care industry is considered. The credit evaluation is performed on an account by account basis and includes an assessment of our clients’ accounts and notes receivable as the combined balances are considered one portfolio segment. Notes receivable considered impaired are generally attributable to clients that are either in bankruptcy, are subject to collection activity or those slow payers that are experiencing financial difficulties.

Note 12 – Segment Information, page 64

6.	We note your disclosure that transactions recorded at the segment level use methods other than generally accepted accounting principles. Please explain to us the differences between accounting policies employed at the segment level and those used at the consolidated level in accordance with GAAP. Additionally please revise your disclosure in future filings to include this information. Reference is made to ASC Topic 280-10-50-29.

RESPONSE:

The Company advises the Staff that the Company’s accounting policies of the segments are generally the same as those described in Note 1 entitled Significant Accounting Policies. There are certain inventories and supplies that are primarily expensed when incurred within the operating segments, while they are capitalized for the consolidated financial statements. As disclosed, most corporate expense is not allocated to the operating segments, and such expenses include corporate salary and benefit costs, bad debt expense, certain legal costs, information technology costs, depreciation, amortization of finite lived intangibles, share based compensation costs and other corporate specific costs. Additionally, there are allocations for workers compensation and general liability expense within the operating segments that differ from our actual expense recorded for United States Generally Accepted Accounting Principles (“GAAP”). In future Exchange Act periodic reports, the Company will expand its disclosure to disclose the significant variations from GAAP as discussed above.

GENERAL

By way of this letter, the Company hereby acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filings; and Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe this resolves your comments, and appreciate your consideration. If you have any questions, please contact the undersigned at 267-525-8524.

Very truly yours,

/s/ John C. Shea

John C. Shea

Chief Financial Officer

cc:	Robert Telewicz